[Letterhead of Forest City Realty Trust, Inc.]

April 28, 2017

Ms. Sandra B. Hunter

Staff Attorney

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for Forest City Realty Trust, Inc. Registration Statement on Form S-4 (File No. 333-216439)

Dear Ms. Hunter:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Forest City Realty Trust, Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective as of, 2:00 p.m. Eastern Time on May 1, 2017, or as soon as practicable thereafter.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such notification may be made by any officer of the Registrant or by any lawyer with Sullivan & Cromwell LLP.

In making this acceleration request, the Registrant is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Registrant may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Benjamin R. Weber at Sullivan & Cromwell LLP via telephone at (212) 558-3159 or via e-mail at weberb@sullcrom.com.

FOREST CITY REALTY TRUST, INC.

/s/ Robert G. O’Brien

Name:	Robert G. O’Brien
Title:	Executive Vice President & Chief Financial Officer

cc:	Rahul K. Patel
(United States Securities and Exchange Commission)

Joseph B. Frumkin
Benjamin R. Weber
Krishna Veeraraghavan
(Sullivan & Cromwell LLP)